Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Rumble Motors, Inc.
4563 Maple Crest St
Sacramento, CA 95834
www.rumblemotors.com

Up to $107,000.00 in Common Stock at $10.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Rumble Motors, Inc.
Address: 4563 Maple Crest St, Sacramento, CA 95834
State of Incorporation: CA
Date Incorporated: July 02, 2019

Terms:

Equity

Offering Minimum: $10,000.00 | 1,000 shares of Common Stock
Offering Maximum: $107,000.00 | 10,700 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $10.00
Minimum Investment Amount (per investor): $100.00

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Company Perks*

Invest $500 and recieve 5% discount on a purchase of a Rumble Motors Bike.

Invest $1,500 and recieve 8% discount on a purchase of a Rumble Motors Bike.

Invest $2,500 and recieve 12% discount on a purchase of a Rumble Motors Bike.

Invest $5,000 and recieve 18% discount on a purchase of a Rumble Motors Bike.

Invest $10,000 and recieve 25% discount on a purchase of a Rumble Motors Bike.

All perks occur when the offering is completed.

The 10% Bonus for StartEngine Shareholders

Rumble Motors, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common stock at $10/ share, you will receive 110 common stock, meaning you'll own 110 shares for $1000. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Rumble Motors designs and manufactures electric bikes with a focus on cutting edge technology, attractive design and affordability. Our products bridge the gap between small stand up scooters and full electric motorcycles.

The company product was concieved in 2016 in Stockholm, Sweden and we opened up the company with our main location in Sacramento, CA in 2018.

The Rumble Motors design team is in Sweden and our manufacturing facilities are in Sacramento CA. Our rapid development cycle has enabled us to launch a new version of our flagship bike every year and we have 2 new products in the pipeline for launch on Kickstarter.

Competitors and Industry

The electric vehicle market is currently bifurcated into small stand up scooters like those used by Bird and Lime and electric versions of motorcycles and cars produced by companies such as Zero Motorcycles and Tesla.

Rumble Motors sits between these markets and offers products that bridge these two segments. Vehicles that are still small enough to navigate the urban environment, yet are more capable than a stand up scooter.

Our biggest competition would be from established companies such as Zero expanding into the space. Beyond that we are mitigating competition from start ups by continually expanding our product catalog and adding features, such as solar panels and removable batteries, to our existing lines.

Current Stage and Roadmap

Rumble Motors has two products, the Rumble and the Scrambler. There are two additional products in the development pipeline, the Moon Walker (a foldable electric bicycle) and something very exciting that we'll reveal in an investor update. The Moon Walker is ready to be launched on KickStarter immediately following the conclusion of this StartEngine campaign.

Currently Rumble Motors has fully converted to manufacturing in house at our facility in Sweden. Production capacity at the new facility is 1200 units per year. Funding from this campaign will allow us to complete a production facility in Sacramento, CA adding an additional 1400 units of production. Increased production capacity will allow Rumble Motors to transition from the "Made to Order" model which sold 250 units last year to a worldwide distribution system utilizing distributors and licensors.

The Team

Officers and Directors

Name: Saeed Reza Khademi, Jr.

Saeed Reza Khademi, Jr. 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** VP of Sales; Director
  Dates of Service: July 18, 2018 - Present
  Responsibilities: Business development, responsible for all distribution worldwide. There is no salary to the position.

Name: Janet Arellano

Janet Arellano's current primary role is with Portal Pacific US. Janet Arellano currently services 10 to 15 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Managing Director
  Dates of Service: July 18, 2018 - Present
  Responsibilities: Overview and control all business operations. Responsible for strategic guidance to the board to ensure that the Company achieves its vision and mission. There is no salary to the position.

Other business experience in the past three years:

- **Employer:** Portal Pacific US
  Title: Managing Director
  Dates of Service: May 01, 2013 - Present
  Responsibilities: Manage all aspects of the business operation.

Name: Reza Khademi

Reza Khademi's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer; Director
  Dates of Service: July 18, 2018 - Present
  Responsibilities: Business Development and industrial design of the bikes. There is no salary to the position.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the alternative fuel vehicle industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering common stock in the amount of up to $107,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our vanadium flow battery. Delays or cost overruns in the development of our vanadium flow batteries and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

Investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying common stock as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively little revenue. If you are investing in this company, it's because you think that the Rumble Motors and its products are good ideas, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our product and its operators may face government regulation in the future.
Our product is currently not regulated by any government and operators currently do not require a government approved license. However, the laws and regulations concerning the products and its operators may be subject to change and if they do change then the demand for our products may decrease. At such point the your investment in the Company may be affected.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Saeed Reza Khademi, Jr.	543,000	Common Stock	45.25
Reza Khademi	543,000	Common Stock	45.25

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 10,700 of Common Stock.

Common Stock

The amount of security authorized is 5,000,000 with a total of 1,200,000 outstanding.

Voting Rights

1 vote per share

Material Rights

There are no material rights associated with Common Stock.

What it means to be a minority holder

As a minority holder of Rumble Motors, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 1,200,000
  Use of proceeds: Not applicable
  Date: July 18, 2019
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering

Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

We have received a lot of free marketing via different tech companies. This has allowed us to perform the current amount of sales of our bikes while shipping them all accross the world.

Today we have a limit of building approximately 200-250 bikes per year. This is because of the current cash flow and the fact that we are still using third party companies for parts of our assembly line.

With our own facilities and higher cash flow we plan to be able to have parts in stock and build our bikes on demand rather then working with and waiting on third party companies.

With a higher cash flow and our own facility our plan is to increase our production to around 1200-1400 bikes per year.

As of December 2019, we had approximately 445 thousand dollars in revenue, an increase of 92 thousand dollars from last year. Our profit was approximately 210 thousand, the biggest expense so far is building our new model Moon Walkerwith an R&D budget of approximately 80 thousand dollars.

Historical results and cash flows:

Up to this moment, the Rumble Motors company has been the only entity investing in the company's growth. Using the cash flow from the sales of our bikes and reinvesting it back into the company has allowed the company to reach its current stage.

We currently have both parts and ready to go bikes in inventory. The most expensive bike part is by far the lithium batteries, we have around 100k worth of raw materials including batteries , then we have around 53k worth of assembled bikes ready for sale. The prototyping of a new bike is also one of our high cost expenses at the moment, in addition to securing parts for our bikes.

We believe this means that we can only grow as much as the cash flow allows us. By increasing the amount of cash flow through investor funding, and creating our manufacturing facility in Sacramento, we believe the company will grow in a fast pace. Based on our planned changes, the historical results should not be representative of what investors should expect in the future.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The company currently has cash on hand coupled with the inventory stock of our bikes located in the US and Sweden warehouse that totals in the amount of $156,425. The company also has a line of credit totaling in the amount of $30,000. The company has never used this line of credit, holds no loans or other private debts. This allows the company to curently hold an outstanding balance of $0.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from the raise are not critical to the operation of the business. Rather, the funds from the investors will determine how much and how fast we will grow in the year 2020. Currently, we have many business opportunities and interest from around the world. However, the raise funds are needed to help the production of enough bikes to satisfy these new business oportunities.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign raise are necessary for the future viability of the company. This is due to the fact that the funds will allow the company to grow our markets around the world. The funds will also allow the company to start working with our distribution partners worldwide. Finally, the funds will allow the company to open up our own fully scaled manufacturing facility in Sacramento, CA.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

With the minimum raise amount, we will be able to operate our business for the foreseeable future. This is based on the continued operations of our business at its current operational stage. The raise funds are intended to grow the company at a faster pace. The company has all critical stages of the company setup. Rather than pay for the future operating expenses of the company, the funds raised will be used to increase the marketing budget as well as increasing funds for research and development.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise the maximum amount, the company will be able to open up its own production facility in Sacramento, CA. The company anticipates that this will allow the company to produce products at a higher volume. The higher production will allow the company to ship its bikes to its new distribution partners that are just waiting for us to deliver their bikes.

The company's current low production is caused by its current cash flow issues. The campany has been able to only produce enough bikes to fulfill its own direct customers. This has forced the company to turn down all new business opportunities until it is able to manufacture enough bikes to fulfill the demand and need.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The company has a line of credit though has not used it. The company has also not reached out to any other sources for future funds. Everything the company has for capital comes directly from its own sales.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $12,000,000.00

Valuation Details:

The company's assets and intellectual property alongside the actual sales of the company's products create the belief that the company is in a position of firm standing. These include the Rumble Motor brand and the designs of company's products. Our upcoming product launching point coupled with the expected growth of the market makes the company believe that the valuation is a fair and accurate representation of the company.

Our valutation is based on our current product line and the future R&D development of our bikes. This includes the company's current investment of funds into creating an easy to plug and use setup to utilize hydrogen fuel cell batteries.

We believe the hydrogen fuel cell battery technology will allow the company to initiate a three phase plan that will create an additional product line that is integrated and separate from the main bike product line. Projected Phase 1 - We are going to add the capability to use hydrogen fuel cell battery technology in our bikes and present it in 2020 and start sales around June 2020. Projected Phase 2 - Selling our hydrogen fuel cell technology frame to other similar companies for integration into their products.

Projected Phase 3 - Start selling our use to plug and replace batteries to convienient stores for customers.

Finally, the company believes that the market for alternative fuel vehicles is likely to expand greatly in the near future. Our company hopes to capitalize on the future growth of this market as an early player in both the producer of such vehicles and the batteries that support the vehicles. By creating an established infrastructure now, the company believes that it can grow from the sales of this technology to future competitors.

The Company set its valuation internally, without a formal-third party independent valuation.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Marketing*
  50.0%
  We will use the funds to market Rumble Motors on our social media platforms.

- *Research & Development*
  44.0%
  We will use the remaining funds for R&D for new product lines and services that will be provided using the company's products. Specifically, the company will be using the funds to further develop new battery technology that will be integrated into its bikes and as standalone battery packs.

If we raise the over allotment amount of $107,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Research & Development*
  6.0%
  We will use the remaining funds for R&D for new product lines and services that will be provided using the company's products. Specifically, the company will be using the funds to further develop new battery technology that will be integrated into its bikes and as standalone battery packs.

- *Marketing*
  40.0%
  We will use 40% of the funds for marketing on our social media accounts.

- *Facility Expansion*
  48.0%
  The 48% of the funds will be used in setting up our production facility and warehouse in Sacramento, CA.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.rumblemotors.com (https://www.rumblemotors.com/blogs/news).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at:

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Rumble Motors, Inc.

[See attached]

I, Reza Khademi, the CEO of Rumble Motors Inc., hereby certify that the financial statements of Rumble Motors Inc. and notes thereto for the periods ending July 17, 2018 to December 31, 2018 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2018 the amounts reported on our tax returns were total income of $353,000; taxable income of $180,425 and total tax of $353,000.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the October 28, 2019

_____ (Signature)

CEO (Title)

October 28, 2019 (Date)

RUMBLE MOTORS, LLC
FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
AS OF INCEPTION (JULY 17, 2018) TO DECEMBER 31, 2018

Rumble Motors, LLC
Index to Financial Statements
(unaudited)

RUMBLE MOTORS, LLC
BALANCE SHEETS
AS INCEPTION (JULY 17, 2018) TO DECEMBER 31, 2018
(unaudited)

Assets		
Current Assets:		
Cash	$	3,041
Accounts Receivables, net		-
Inventory		153,384
Total Current Assets		156,425
Total Non-Current Assets		-
Total Assets		-
Liabilities and Equity		
Current Liabilities		
Trade and other borrowings	$	-
Short-term borrowings		-
Total Current Liabilities		-
Non-Current Liabilities		-
Long-term borrowings		-
Total Non-Current Liabilities		-
Total Liabilities	$	-
Members' Equity		
Equity		-
Distribution		(24,000)
Retained Earnings/(Deficit)		180,425
Total Stockholders' Equity		156,425
Total Liabilities and Stockholders' Equity	$	156,425

RUMBLE MOTORS, LLC
STATEMENTS OF OPERATIONS
FOR INCEPTION (JULY 17, 2018) TO DECEMBER 31, 2018
(unaudited)

Revenue	$	353,000
Cost of Sales		171,375
Gross Profit	$	181,625
Operating Expenses-		
General and Administrative		1,200
Total Operating Expenses		(1,200)
Net Income	$	180,425

RUMBLE MOTORS, LLC
STATEMENTS OF MEMBERS' EQUITY
FOR INCEPTION (JULY 17, 2018) TO DECEMBER 31, 2018
(unaudited)

	Member's Equity Units	Additional Paid In Capital	Retained Earnings	Stockholders' Equity
July 18, 2018	-	$ -	$ -	$ -
Issuance of Founders Shares	-	-	-	-
Contribution	-	-	-	-
Distribution	-	(24,000)	-	(24,000)
Net Income	-	-	180,425	180,425
December 31, 2018	-	$ (24,000)	$ 180,425	$ 156,425

6

RUMBLE MOTORS, LLC
STATEMENTS OF CASH FLOWS
AS OF INCEPTION (JULY 18, 2018) TO DECEMBER 31, 2018
(unaudited)

Cash Flows From Operating Activities		
Net Income	$	180,425
Adjustments to reconcile net income to net cash provided by operating activities:		
Inventory		(153,384)
Net Cash Used in Operating Activities		27,041
Cash Flows From Financing Activities		
Distribution		(24,000)
Net Cash used in Financing Activities		(24,000)
Increase in Cash and Cash Equivalents		3,041
Cash and cash equivalents, beginning of period		-
Cash and cash equivalents, end of period		3,041
Supplemental Disclosures of Cash Information:		
Cash paid for interest		-
cash paid for income taxes		-
Non Cash Investing and Financing Activities:		
Subscription Receivable	$	-

NOTE 1 – NATURE OF OPERATIONS

Rumble Motors, LLC., was formed on July 17, 2018 (Inception) in the State of Florida. The financial statements of Rumble Motors, LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Sacramento, CA.

The idea behind Rumble's electric bikes (e-bikes) is to bring the past and the future together. That is why most of our vehicles have a classic Cafe Racer-design, but with a futuristic look.

Rumble Motors' flagship scooter has the same name as the company, "Rumble", which has been released in multiple editions. The purpose of this bike is for the rider to feel as if they're riding a Cafe Racer, and not a high-tech bike. Zero emissions, no more gas - just electricity and pure fun.

After the successful release of the Rumble, we've developed numerous other e-bikes with various designs.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of August 31, 2019. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from the sale of our electric bikes when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company has filed tax returns for 2018 and therefore is subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
The company has no debt.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – MEMBERS' EQUITY

Rumble Motors LLC is own 100% by founder Saeed R. Khademi.

NOTE 6 – RELATED PARTY TRANSACTIONS
There are no related party transactions.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2018 through October 17, 2019, the issuance date of these financial statements.

On July 02, 2019, the Rumble Motors, LLC a Florida organization, was converted to Rumble Motors, Inc a California corporation to facilitate the company's crowdfunding offering on StartEngine, Inc.

Rumble Motors, Inc is authorized to issue 5,000,000 shares of common stocks and no par value was stated. As of October 17, 2019, 1,200,000 shares of common stocks have been issued and outstanding.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]







Holiday Bonus | Start Investing | Edit My Campaign | Jonathan R.

This offering is not live or open to the public at this moment.

Rumble Motors

Zero Emission Electric Bikes - Who Said "Fun to Ride" can't be Eco-Friend...

Website | Sacramento, CA | TRANSPORTATION | TECHNOLOGY

$0.00 raised

0 Investors	94 Days Left
$10.00 Price per Share	$12M Valuation
Equity Offering Type	$100.00 Min. Investment

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Rumble Motors is an electric vehicle company with a team in California and Sweden that designs and manufactures electric bikes. Rumble's vision is to develop sustainable, affordable and enjoyable vehicles that everyone can afford. Bikes that are eco-friendly and simply a blast to ride.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- Perfect blend of style, fun and eco-friendly
- Greatly positioned for a growing market
- We believe government regulations will favor e-bikes

rumble motors

RIDE THE FUTURE TODAY

Rumble Motors is a Swedish/American electric vehicle company that designs and manufactures electric scooters. Our vision is to develop sustainable, affordable and enjoyable vehicles that everyone can afford. Rumble Motors was founded as an LLC in 2018 following years of cutting edge research. Rapidly outgrowing this corporate structure, Rumble Motors, Inc was born in 2019. Stagnation in the automotive industry has created a fertile ground for Rumble Motors to leverage new technology into an underserved market while also being responsible global citizens.

VISION

Since inception, Rumble Motors has developed three generations of vehicles. Despite this relentless pace of product development, it has shipped over 200 units. Customers to date have been private individuals, but Rumble Motors is aggressively courting distributors. With its completed production facility in Sweden and a new Sacramento facility currently in the planning stage, the company believes it can increase the production schedule of third-generation e-Bikes by tenfold.



Loyal Customer Base: 200 bikes shipped almost exclusively through crowdfunding and word of mouth.

Who Said "Fun to Ride" can't be Eco-Friendly?

At Rumble Motors, solving problems customers didn't know they had is a key focus. A prime example was adding engine noises to the bikes. This feature, unique to Rumble's bikes, not only increases safety but exemplifies a commitment to "Make Green Fun", demonstrating that quality alternatives to gas-guzzling transport can be both affordable and enjoyable.

Rumble Motors: Zero Emission Electric Bikes



PRODUCTS

Every design choice Rumble makes is backed by market research. The added engine sounds came about from specific market research and years of listening to customers. E-Bike enthusiasts had specifically stated that they missed their engine sounds, and Rumble listened. Engine sounds offer two main advantages:



Engine noises enhance safety by alerting other motorists and pedestrians to the riders approach.



Engine noises also tap into the innate desire for the rattle, hum and roar of a traditional bike.

Rumble

Rumble Motors presents a new cutting edge design and technology - our namesake electric scooter. The design and shape is inspired by a Cafe Racer bike and it perfectly melds past and future into a powerful, yet beautiful package.





MAX SPEED	WHEELBASE	NET WEIGHT:	WHEEL SIZE	DIMENSIONS
100 km/h 60 mph	**1250mm**	**105 kg** 231 lb	**110/90R** 12	**1800x460x860** mm
MOTOR POWER	RANGE PER FULL CHARGE	BATTERY VOLTAGE	CHARGING TIME	MOTOR TYPE
3000W	**130 km** 80 miles	**72V**	**3-5** hours	**Hub-wound** motor

Scrambler

The Rumble Scrambler is the latest Cafe Racer bike from Rumble Motors. This beauty is designed to take you back to 1977 when the founders of Rumble Motors created their very first bike. Right now it is available for pre-order, and it is anticipated to ship in April 2020.





TOP SPEED	RANGE	MOTOR	BATTERY	CHARGING TIME
80-85km/h 50mph	**110km** 70miles	**3000W**	**Lithium battery** 72V 30AH	**3-5** hours
TRANSMISSION	MAX LOADING WEIGHT			
Hub Motor	**200kg** 440lbs	**Equipped with Alarm System**	**Removable Battery**	

Moon Walker

Rumble's next product launch will be via Kickstarter campaign; the world's first foldable, dual seat, urban e-bike. Created to satisfy its customers' demand for an ultra-portable, electric bicycle, they are proud to have quickly made their desires a reality. Look for this campaign to launch on the heels of this StartEngine Campaign.








MANUFACTURING

Rumble is currently completing the planning of the construction of its main factory in Sacramento, California. This facility will serve as the hub moving forward for all operations. It will serve as the main manufacturing location for its United States, Canadian and South American markets. The Rumble Motors factory in Sweden will serve as the hub for its European market, leveraging the Schengen economic zone policies for electric vehicles. Our plan is for the two facilities to increase output capacity to 2600 bikes per year, dwarfing current production of 200 per year and enabling Rumble to move beyond its current made-to-order model.




Product acceptance, pilot runs, and pre-production testing will be performed in Sacramento as Rumble forges partnerships around the globe. Training for key personnel will also be conducted in Sacramento to ensure the highest standards are maintained.



In addition to the main factory, global logistics, and R&D will be also be located in Sacramento. This will ensure cost and quality control across Rumble's diverse markets. Rumble Motors is aggressively pursuing ways to expand production capacity. Rumble is looking to sign licensing agreements with partners in both the US and Europe which will allow expansion into markets faster providing local advantages that are not available if Rumble were to handle full distribution of bikes themselves.



DEVELOPMENT

Rumble is always looking for innovative ways to improve its bikes. One feature currently in development is the use of telematics (widely called the Internet of Things) to enable products to be used in fleet operations. This not only creates a great business model for the bikes beyond the consumer market, but it will also enable rapid refinement of the bike's efficiency. The tracking, remote diagnostics, and real-time vehicle statistics will greatly accelerate product development.

The ultimate goal will be to have a touch panel interface on the bikes themselves that can be configured for taxi or freight operations. We believe remote diagnostics and updates will make the vehicles very attractive to both consumers and urban fleet operations.

 

In keeping with their core design principle of Modular Design, the next versions of the Rumble Motors product Lines will feature consumer replaceable batteries. This is a key step forward in entering the Fleet and Delivery Markets. At just 10-15kg, these batteries will be easily swapped for recharging, allowing for extended vehicle operations with very little downtime.

 

Rumble Motors is never satisfied. Originally expecting a 4-6 year timeline for solar panel technology to be viable as an addition to their bikes, that has now been shattered. At the end of October 2019, a partner was found it can produce a unique flexible panel that will be a perfect addition. Currently undergoing Rumble's rigorous testing protocols, once released it will be another e-bike world first. Rumble's flagship bike will sport the form-fitting panels, allowing it to recharge while turning heads as you grab a coffee or a bite to eat with friends.

MARKET

The demand for electric vehicles, motorcycles, in particular, continues to grow worldwide. If the information provided by the National Association of City Transportation Officials (NACTO) is any clue, interest is surging throughout Europe, the US, and Asia.

To our knowledge, currently, major manufacturers are focused on either small scooters or full-sized vehicles and only small startups offer vehicles in the same class as Rumble Motors. This has left consumers with very limited options between tiny one person standing scooters and full-sized electric cars or motorcycles. Seeking to capitalize on this opportunity Rumble looks to fill the gap with increased manufacturing capacity and aggressive pursuit of partnerships worldwide.

 Poised for New Markets: Rumble GoGo launching in 2020. Delivery Service App tailor made to pair with our e-bikes

Beyond the obvious consumer market for electric bikes, Rumble will be expanding into the commercial space as well. Coming in 2020 Rumble will be launching Rumble GoGo. Rumble's vehicles have zero emissions and are a perfect fit for the rapidly expanding urban delivery market, particularly the "final kilometer" portion of the delivery. Rumble GoGo will bring an easy to use and environmentally friendly option to









the market while creating new jobs at low overhead with an easy to use delivery app. All while allowing delivery companies to showcase their commitment to a greener future.

GREEN IS THE FUTURE

Rumble's ideal customer cares about the environment but realizes this doesn't need to come at the expense of beauty or the thrill of the ride. This dedication to a Cafe Racer heritage has given Rumble a diverse range of customers from rural towns to Silicon Valley. Rumble taps into the universal thrill of a finely made machine while being a responsible global citizen.

Climate Agreement

The Electric Vehicle Initiative (EVI) seeks to expand electric vehicle usage worldwide and has begun to take notice of electric scooters. The 2019 International Energy Agency report (IEA) noted that "shared electric foot scooters now operate in around 129 cities in the United States, 30 in Europe, 7 in Asia and 6 in Australia and New Zealand." The EVI currently has 13 countries as backers, including Canada, Japan, and many European countries.

Rumble Motors aims to capitalize on this wave of growth and position itself to capture the urban consumer who doesn't need a full-sized vehicle but needs a more robust vehicle than a foot scooter.

Urbanization

As urban environments grow denser, and countries invest more heavily in public transport, Rumble is perfectly poised to fill the first/last kilometer gap that is left unfilled by large scale transportation products. Rumble views its eco-friendly bikes as the perfect fit to reduce urban congestion and complement existing public transportation systems.

Air Pollution

Today's largely fossil-powered mopeds and motorcycles are contributing to Air Pollution and Rumble believes this will accelerate the demand for environmentally friendly transport. As larger vehicles become more and more eco-friendly, Rumble Motors envisions the focus naturally turning to small internal combustion engines with poor exhaust purification. These also pose a major problem and contribute to greatly increased air pollution, a problem which will only become more acute, Rumble has the solution.

FINANCIALS

The market outlook for global electric scooters market size was USD 17.43 billion in 2018 meanwhile the global electric mobility market size is expected to reach USD 480 billion in 2025. This report also highlights that the greater than 48V category of scooters is the most rapidly expanding segment. We believe the segment Rumble's current and future product lines fall into the <48V category.

Rumble Motor's long term goal is to be a leader in the space, and to this end, it is seeking to dramatically expand production. With just over 200 bikes delivered to date in 2019, our hope to expand the production capacities in Sweden and Sacramento to increase capacity to 2600 units in 2020. This plan will give Rumble an over ten-fold increase in production, enabling the company to break out of its current on-demand production cycle and pursue distribution agreements and licensing options.

USD 17.43 billions in 2018	USD 41.98 billions in 2025

It is Rumble's opinion that planned investments in manufacturing will result in a sharp increase in volume during the latter part of 2019. This volume increase, combined with cost reductions through local production and increased local component supply, will hopefully allow the company to grow on a quarterly basis. This will be on pace to reach 2020 expansion goals, barring any

permission and permitting delays. Rumble is currently debt-free and this campaign will enable the company to expand will maintaining this position.

INVEST

As a privately held, full-scale electric bike manufacturer, we currently offer two product lines; the Rumble and the Scrambler. Both are fully electric and showcase Rumble Motors' commitment to quality, aesthetics, and FUN. The Cafe Racer is its flagship model and incorporates our innovative engine noise option. The Scrambler is Rumble's homage to the cafe racer style bike's that started our passions so many years ago.

Rumble is currently a made-to-order business, poised to expand through a combination of licensed manufacturing and distribution contracts. Currently, Rumble is developing partnerships with vendors in France, Spain, Indonesia, Dubai, Canada, Brazil, Mexico, and several others. Its production facility in Sweden was the first step and, with the completion of a flagship facility in Sacramento, Rumble hopes to capture market share in a rapidly expanding sector.

Your investment from in this campaign will allow Rumble Motors to establish global partnerships and increase production capacity to levels that support marketing beyond its current word of mouth demand.

An aggressive expansion strategy will utilize Rumble's network of social media influencers, Google ads and marketing tools to grow its customer base far more aggressively. After all...who said you can't have some fun while making the world a bit greener?



Unique Product: Beautiful Electric Motorcycle. Charges in 3-5hrs with an 80 mile Range

Proven Crowdfunding Winner: 129% of IndieGogo Goal.

In the Press

     

GadgetFlow

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Meet Our Team

 

Reza Khademi
Founder, CEO and Director

Reza started to build Café racer motorcycles back in 1977 when he began modifying his very first Honda bike. It has remained a passion to this day.

Now he uses his industrial engineering skills to create electric motorcycles with the same passion as that first bike over 40 years ago.

Alex Khodaei
Co-Founder

Alex is an industrial designer by trade and his skills were foundational to the very first prototype of the flagship Rumble bike. He currently heads up Rumble Motors aggressive design department, not just rolling out new versions of the Rumble every year, but the upcoming Moon Walker and several other exciting new products.



Niaz Nezhadian
Head of Communications

Niaz joined Rumble Motors in 2018. His background is public relations in Sweden.

Today he handles Rumble Motors International Communications.

Niaz dedicates 10 to 15 hours of work per week to the company.



Reza Khademi Jr
VP of Sales

RJ joined Rumble Motors in the early days of the company in 2018. His focus has been managing the sales teams for both domestic and international customers. He is currently working closely with all new distribution partners worldwide. RJ has also been working closely with Jonathan and his brothers to complete a top to bottom revamp of Rumble's promotional materials.



Rasmus Simons
Head of Business Development

Rasmus joined Rumble Motors in 2018. He is succesful entrepreneur and prior to Rumble was running a startup company himself. He has since sold it and is now working full time with Rumble Motors.

He is in charge of shepherding the company's growth and profit. Rasmus is also working to create a long-term value for our customers. In this capacity he reached out to Jonathan and his brothers to revamp Rumble Motors promotional material.

Rasmus dedicates 10 to 15 hours of work per week to the company.



Joacim Karsch
Product Manager

Joacim joined Rumble Motors in 2018, he has a sales and marketing background, but his passion is project management. This was a perfect fit for Rumble Motors, and Joacim started to work closely with the design team to fine tune parts acquisition and quality control. His work ensure streamlined part sourcing both for production and for future prototypes.

Joacim dedicates 10 to 15 hours of work per week to the company.



Jeremy Bowe
Brand Development

Jeremy is a professional photographer and videographer with over 15 years of experience who specializes in the use of lighting to capture his subjects in new and exciting frames. He was brought on by his brother Jonathan after shooting an impromptu promo video for Rumble Motors while on another project in the Sacramento area.

Jeremy dedicates 10 to 15 hours of work per week to the company.



Jordan Bowe
Engineering/Marketing Coordination

Jordan is a freelance illustrator who specializes in Adobe Illustrator, Fresco and Photoshop as well as Fusion 360 CAD design. His work blends seamlessly with Jeremy and the duo has been invaluable in rapidly producing world class promotional material for Rumble Motors.

Jordan dedicates 10 to 15 hours of work per week to the company.



Jonathan Bowe
Strategy and Outreach

Jonathan is a former United States Air Force Major. He served for 13 years in the USAF as a C-17A Evaluator Pilot, Antarctic Ice Landing Instructor and Air Force 2 Instructor Pilot. He graduated from Oregon State University with a BS in Computer Science and also holds an MBA from American Military University.

Currently he supervises Logistics and Event Planning for Tate Ltd., putting on private events worldwide.

He found Rumble Motors in this capacity and now lends his experience in Strategic Vision and Project Management.

Jonathan dedicates 10 to 15 hours of work per week to the company.



Emory Andrew Tate III
Social Media Strategy

Andrew is a 4x World Champion Kickboxer and Social Media Mastermind. Andrew has a passion for adrenaline and Rumble Motors caught his eye as soon as Jonathan picked up the project. His assistance is invaluable in crafting Rumble Motors rapidly evolving Social Media presence.

Andrew dedicates 10 to 15 hours of work per week to the company.



Sage Northcutt
Brand Ambassador

Sage is the youngest person ever featured on the cover of Sport Karate Magazine and is world renown in UFC and Kickboxing with a 15-0 record.

Today he is our brand ambassador and we couldn't ask for a better face for Rumble Motors. Sage has a long love for electric vehicles, and owns a Tesla 3 and a Rumble classic Café Racer that he loves riding everyday.

Sage dedicates 10 to 15 hours of work per week to the company.




Janet Arellano
Managing Director

Janet has been working as a managing director for Portal Pacific US since May 2013. Janet started at the company in 2018 and works part time as the managing director.

Janet manages, develops and execute the company's business strategies. She also provides strategic advice to the board and CEO. In addition, she prepares and implement comprehensive business plans to facilitate milestone achievements.

Janet dedicates 10 to 15 hours of work per week to the company.

Offering Summary

Company	Rumble Motors, Inc.
Corporate Address	4563 Maple Crest St, Sacramento, CA 95834
Offering Minimum	$10,000.00
Offering Maximum	$107,000.00
Minimum Investment Amount (per investor)	$100.00

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	1,000
Maximum Number of Shares Offered	10,700

Offered

Price per Share : $10.00

Pre-Money Valuation : $12,000,000.00

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Company Perks*

Invest $500 and recieve 5% discount on a purchase of a Rumble Motors Bike.

Invest $1,500 and recieve 8% discount on a purchase of a Rumble Motors Bike.

Invest $2,500 and recieve 12% discount on a purchase of a Rumble Motors Bike.

Invest $5,000 and recieve 18% discount on a purchase of a Rumble Motors Bike.

Invest $10,000 and recieve 25% discount on a purchase of a Rumble Motors Bike.

All perks occur when the offering is completed.

The 10% Bonus for StartEngine Shareholders

Rumble Motors, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common stock at $10/ share, you will receive 110 common stock, meaning you'll own 110 shares for $1000. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.



Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Rumble Motors is an electric vehicle company based in Sacramento, CA fueled by its founders lifelong passion for Cafe Racers.

After extensive research into emerging electric technologies, fusing a classic look with cutting edge motors has now become a reality. All models are fully produced and assembled in Sweden and the United States by Rumble Motors engineers, ensuring each bike meets strict quality standards.

Our goal? Becoming the premier choice in electric bikes worldwide.

Going forward, we are meeting with distribution partners in Europe, North America, and Asia. All eagerly awaiting our line of bikes that are the perfect blend of excitement and eco-friendliness.

We are committed to delivering quality, style and the very latest in technology. At Rumble Motors, it's all about choosing an environmental lifestyle that will excite you and turn heads. Eco-consciousness that's also exhilarating. Rumble Motors delivers!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.